AEROJET ROCKETDYNE

Provided to Employee on December 13, 2016

TRANSITION AND GENERAL RELEASE AGREEMENT

This Transition and General Release Agreement ("Agreement") is between me, Kathleen E. Redd (for myself, my spouse, family, agents, and attorneys) (jointly, "me" or "I") and Aerojet Rocketdyne Holdings, Inc. and Aerojet Rocketdyne, Inc. (collectively the "Company"). The Company agrees to provide me with certain compensation that I would not otherwise be entitled to receive upon my retirement from employment with the Company, and I agree to settle and resolve all potential claims and disputes which I have or may have against the Company and Released Parties.

Therefore, in consideration of my promises made herein, the Company and I agree as follows:

1. **Retirement from Employment, Transition Agreement and Consideration for Release of Claims:**

a. Effective November 7, 2016, I will no longer serve as the Principal Financial Officer under Section 16 of the Securities Exchange Act of 1934 with the Company (and its subsidiaries and affiliated entities). I will continue to serve as the Vice President, Chief Financial Officer and Assistant Secretary (Transitioning) for the Company until the later of March 1, 2017 or the filing of the Company's 2016 Annual Report on Form 10-K (which shall occur no later than April 30, 2017) (Transition Period.) During the Transition Period, I will continue to serve as an Officer and/or Director of the entities listed in Exhibit A until such time as the Company names a successor for those roles list in Exhibit A. In order to receive any consideration hereunder, I agree to submit a letter of resignation from the Board seats identified herein, no later than the end of the Transition Period.

b. In consideration for my release of Claims set forth in Section 5 below, the Company has offered, and I have accepted this Transition Agreement and agreed pursuant to its terms to continue employment with the Company. Under the terms of this Transition Agreement, I will remain employed until the later of March 1, 2017 or the filing of the Company's 2016 Annual Report on Form 10-K (which shall occur no later than April 30, 2017) (Transition Period). During the Transition Period, my specific duties will include:

(1) Support the transition to a new CFO

(2) Oversee and complete the 2016 year-end financial statement close

(3) Certify the 2016 financials to the new CFO to support the filing of the Annual Report on Form 10-K during the Transition Period

(4) Support the remediation of any of the Company's material weaknesses under SOX

(5) Provide sub-certifications in order for the new CFO and CEO to make the required SOX certifications for the filing referred to in (3) above

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        c.   In further consideration for my release of Claims set forth in Section 5 below, the November 22, 2013 time based equity award granted to me under the Company's 2009 Long-term Incentive Plan ("LTIP") will vest according to plan terms and on normal schedule. Unless previously vested, the April 7, 2014 time based equity award granted to me under the 2009 LTIP will be accelerated to vest on the last day of my Transition Period. For avoidance of doubt, the Table shown in Exhibit B lists the 2013 and 2014 equity grants.

        d.   As additional consideration, for the term of the Transition Period only:

        (i)   The Company will continue to pay me bi-weekly at my salary as of the date of this Agreement in the amount of $ 16,505.92, less required legal deductions and any deductions I authorize. These payments will be made on the Company's regular paydays in consideration for my release of claims in Section 5 of this Agreement and as compensation for the transition services I render.

        (ii)   I will continue to be enrolled in the same Company insurance benefits in which I participated as of November 7, 2016, on the same economic terms as a regular employee, including my responsibility to make any required co-payments.

        (iii)   I will remain eligible for the 2016 STIP under the terms of the Company's 2016 Short Term Incentive Plan (STIP). I understand that any payout under the 2016 STIP will be consistent with other participants in the AJRD Holdings Inc. STIP and would be made at the time the Company approves and authorizes payments to those eligible under the Plan. In addition, unless previously vested, the April 7, 2014 performance based equity award granted to me under the 2009 LTIP will vest pursuant to the terms of this Transition Agreement. Therefore, the April 7, 2014 performance based equity award will vest at the time the Company approves and authorizes vesting to those eligible under the Plan even if I have reached the end of my Transition Period. Except for my eligibility for this 2016 STIP and the April 7, 2014 LTIP performance grant, I will not be eligible for any incentive pay, bonus or other form of compensation in relation to the services I perform during the Transition Period, except the payment and benefits specified in subsection d. (i) and (ii) above.

        (iv)   Executive Outplacement Services provided by the Company-designated outplacement firm for a period of 6 months starting from the time I contact the Executive Outplacement Services company which shall occur no later than 90 days from the end of my Transition Period.

        2.   <u>Acknowledgments</u>: The Company's agreement to provide any consideration under this Agreement is also specifically conditioned on my representations that:

        a.   I have not suffered any on-the-job injury for which I have not already filed a claim;

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b.   I have properly reported all hours that I have worked and I have been paid all wages, other compensation, benefits, and other amounts that the Company or any Released Party should have paid me in the past, except for unpaid amounts or benefits expressly payable under the terms of this Agreement; and

c.   I further represent and agree that as of the date I signed this Agreement, I have taken all steps required of me, or required of the Company with respect to matters of which I am aware, to comply with the provisions of the Sarbanes-Oxley Act ("SOX") and to provide accurate quarterly SOX 302 Certifications. I am not aware of any instance in which the Company, Aerojet Rocketdyne, Inc., or any other subsidiary has not complied with SOX.

3.   **Consideration for My Re-execution of this Agreement at the Conclusion of My Transition Period**: If I re-execute this Agreement within 21 calendar days after the conclusion of my Transition Period, and if I do not timely revoke my re-execution of this Agreement, then the Company will provide me the following consideration, which constitutes valid and sufficient consideration for the promises by me contained herein and that the Company was not otherwise obligated to provide these:

a.   **Accelerated Vesting of 2015 and 2016 LTIP Grants:** The 2015 and 2016 equity grants given to me under the Company's LTIP, will vest on the day after my last day to revoke my re-execution of this Agreement as provided in this Section 3. For the avoidance of doubt, Exhibit C lists the 2015 - 2016 Equity Grants to me.

b.   **Separation Pay:** Separation Pay in the amount of $ 165,059.23, which represents 20 weeks of pay in the form of a lump sum payment, minus applicable deductions and withholdings, by check made payable to me. The Company will issue this check in 2017 within seven (7) calendar days after my last day to revoke my re-execution of this Agreement as provided in Section 3. The Company will issue an IRS Form W-2 to me reflecting this payment.

c.   **Continued Benefits:** Continued participation, without any required contributions from me (but subject to all other plan terms, including co-payments and deductibles) in the Aerojet Rocketdyne Medical Plan, Aerojet Rocketdyne Dental Plan, and the Aerojet Rocketdyne Vision Plan (the "Benefit Plans") in which I am enrolled prior to the end of the Transition Period to the end of the month following 180 calendar days from the last day of the Transition Period.   I will remain COBRA-eligible during this period.

d.   **2017 STIP:** I will remain eligible for a pro-rated 2017 STIP under the terms of the Company's 2017 Short Term Incentive Plan (STIP). I understand that any payout would be consistent with the terms of the STIP plan, would be made at the time the Company approves and authorizes payments to those eligible under the Plan, and would be pro-rated to reflect the number of my full months of active employment in the Plan Year.

e.   The Company's re-execution of this Agreement is not a condition to the Company providing the consideration for re-execution set forth in Section 3 a-d above.

4.   **Additional Understandings and Agreements:**

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a.   The Company will report the payments and benefits given to me under this Agreement to the Internal Revenue Service and state taxing authority as required by applicable law. I will be responsible for paying any tax due on the payments and benefits given to me under this Agreement.

b.   The payments and benefits given to me under Section 3 of this Agreement will not be taken into account in determining my rights or benefits under any retirement, benefits, or other program.

c.   I acknowledge that I am not otherwise entitled to the payments and benefits given to me under Section 1 of this Agreement, and the Company would not have given me this consideration absent the representations and promises I am making by signing this Agreement. I further acknowledge that I am not otherwise entitled to the payments and benefits given to me under Section 3 of this Agreement, and the Company would not have given me this consideration absent the representations and promises I am making by re-executing this Agreement within 21 calendar days after the conclusion of my Transition Period. I also acknowledge that nothing in this Agreement will require the Company to continue any benefit or compensation program, plan, or policy which it currently maintains for its employees, and the Company may at any time modify, amend, or discontinue any such program, plan, or policy.

d.   Except as noted in 3.c. above and except for my eligibility for a prorated award for Fiscal Year 2017 under the Company's Short Term Incentive Program (STIP) as noted in 3.e. above, I will cease to be eligible to participate under any medical, dental, life insurance, retirement, and other compensation or benefit plans of the Company or any parent or affiliate upon the conclusion of my Transition Period, including the Company's 2017 Long Term Incentive Plan. Thereafter, I will have no rights under any of those plans, except I will have my legally-mandated rights, if any, to COBRA continuation coverage as to any Company-provided benefit plan in which I am eligible to participate and that is covered by COBRA.

e.   The Company and I intend that any amounts or benefits payable or provided under this Agreement comply with the provisions of Section 409A of the Internal Revenue Code and the Treasury regulations relating thereto so as not to subject me to the payment of the tax, interest, and any tax penalty which may be imposed under Code Section 409A. The provisions of this Agreement shall be interpreted in a manner consistent with such intent. In furtherance thereof, to the extent that any provision hereof would otherwise result in my being subject to payment of tax, interest, and tax penalty under Code Section 409A, the Company and I agree to amend this Agreement, to the extent possible, in a manner that brings this Agreement into compliance with Code Section 409A and preserves to the maximum extent possible the economic value of the relevant payment or benefit under this Agreement to me. I understand that the Company does not warrant or guarantee any specific tax treatment, and I hereby release and hold harmless the Company, its directors, officers, and stockholders from any and all claims that may arise from or relate to any tax liability, penalties, interest, costs, fees, or other liability incurred by me as a result of the application of Code Section 409A. Each payment hereunder is a designated separate payment for purposes of Section 409A.

5.   **General Release of All Claims:** As a material inducement to the Company to enter into this Agreement, I agree as follows:

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     a.   **Release of Claims**: I irrevocably and unconditionally release all of the Claims described in Section 5.b. that I have had, now have or may have against the Released Parties listed in Section 5.d., except those excluded by Section 5.e. of this Agreement.

     b.   **Claims Released**: The Claims I am releasing under this Agreement include all known and unknown claims, promises, causes of action, or similar rights of any type that I presently may have, have had or in the future have based upon any act or omission arising on or before the date I sign this Agreement ("Claims") with respect to any Released Party listed in Section 5.d. I understand that I am releasing any and all claims that might arise under national, state, or local laws (including statutes, regulations, other administrative guidance, and common law doctrines), including but not limited to the following:

- Anti-discrimination statutes as amended, such as Title VII of the Civil Rights Act of 1964 and Sections 1981 and 1983 of the Civil Rights Act of 1866, which prohibit discrimination based on race, color, national origin, religion, and/or sex; the Equal Pay Act, which prohibits paying men and women unequal pay for equal work; the Americans with Disabilities Act and state and local laws, which prohibit discrimination based on disability and failure to reasonably accommodate disability; the Age Discrimination in Employment Act, which prohibits age discrimination; the California Fair Employment and Housing Act; and any other federal, state, or local laws which prohibit retaliation, discrimination, and harassment in employment on the basis of actual or perceived race, color, religion, sex, sexual orientation, ancestry, national origin, physical or mental disability or medical condition, marital status or age, or association with a person who has, or is perceived to have, any of those characteristics, or failure to accommodate pregnancy, disability, religious observance or any other legally protected characteristic, status, or activity.

- Other federal and state employment statutes as amended, such as the WARN Act, which requires that advance notice be given of certain work force reductions; the Employee Retirement Income Security Act of 1974, which, among other things, protects employee benefits; the Occupational Safety and Health Act of 1970, which protects employee health and safety; the Family and Medical Leave Act, which mandates certain leaves of absence; the Fair Labor Standards Act, which regulates minimum wages, overtime, and other aspects of pay and work hours; the National Labor Relations Act, which protects employees from unfair labor practices and provides rights for protected activity; violations of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the False Claims Act, and the California Labor Code, which regulates wages, hours, and other working conditions; and any other federal laws relating to employment, such as veterans' reemployment rights laws.

- Other laws as amended, such as any federal, state, or local laws restricting an employer's right to terminate employees, or otherwise regulating employment; enforcing express or implied employment contracts; requiring an employer to deal with employees fairly or in good faith; prohibiting retaliation or retaliatory actions; providing recourse for alleged wrongful discharge, demotion, failure to promote or transfer, or loss of seniority; providing recourse for any tort, physical or personal injury, intentional and negligent infliction of emotional distress, fraud or false promise, negligent misrepresentation,

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promissory estoppel, interference with contract or prospective economic advantage, or defamation; providing compensatory damages, punitive damages, interest, costs, or attorneys' fees; and/or allowing similar or related claims.

- The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the False Claims Act;

- Any right to bring, or to be a member of, any class or collective action against the Company.

c. __Unknown Claims__: I understand that I am releasing Claims that I may not know about. That is my knowing and voluntary intent even though I recognize that someday I might regret having signed this Agreement. Nevertheless, I am assuming that risk and I agree that this Agreement will remain effective in all respects in any such case. I expressly waive and release all rights I might have under any law that is intended to protect me from waiving unknown Claims (such as California Civil Code Section 1542). I understand the significance of doing so. California Civil Code Section 1542 states:

> A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

d. __Released Parties__: The Released Parties are (i) the Company; (ii) its current and former subsidiaries and affiliated entities, including Aerojet Rocketdyne, Inc.; and (iii) with respect to each entity referenced in (i) and (ii), their predecessors and successors. The Released Parties further include all of the past, present, and future directors, officers, and employees in their official and in their individual capacities; all stockholders, trustees, owners, attorneys, representatives, assigns, agents, insurers, employee benefit programs (and the trustees, administrators, fiduciaries, and insurers of such programs) of each entity listed in (i) through (iii) in this subsection, and any other persons acting by, through, under, or in concert with any of the persons or entities listed in this subsection, and their successors.

e. __Claims Not Released__: It is my intention to release all Claims that I have or may have, except (i) my right to enforce this Agreement; (ii) my right, if any, to vested pension and 401(k) benefits; (iii) my right to recover on claims I have tendered for payment under medical, dental, vision and disability insurance plans; (iv) my right to COBRA healthcare benefits for which I must pay if I am qualified and interested; (v) any rights I may have under applicable workers' compensation laws that I cannot release as a matter of law; (vi) my right to bring any claim under the Age Discrimination in Employment Act of 1967 based upon any act that occurs (or failure to act that occurs) after the date this Agreement is signed by me (or subsequently re-executed by me), and (vii) my rights pursuant to that certain Indemnification Agreement dated April 11, 2014, and my right to pursue indemnification pursuant to the Bylaws and applicable law. I also understand that this Agreement does not release claims that cannot be released as a matter of law, but only to the extent that they cannot be released as a matter of law.

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6.   **Challenge to Validity, Truthful Testimony Under Oath and Communication with Government Agency**: Nothing in this Agreement, including but not limited to the provisions in Sections 7.e. and 7.f. below, (a) limits or affects my right to challenge the validity of this Agreement, including a challenge under the Age Discrimination in Employment Act of 1967 or Older Workers Benefit Protection Act; (b) in any way interferes with my right and responsibility to give truthful testimony under oath; or (c) precludes me from participating in an investigation, filing a report, charge or complaint, or otherwise communicating with any federal, state, or local government office, official or agency, including but not limited to the Equal Employment Opportunity Commission, Department of Labor, National Labor Relations Board and Securities and Exchange Commission without the Company's approval and without fear of retaliation. However, to the extent permissible by law, I promise never to seek or accept any damages, remedies, or other relief for me personally with respect to any Claims released by Section 5 of this Agreement, including any Claims asserted on my behalf in a class, collective or representative action or proceeding. I understand that nothing in this Agreement would preclude me from accepting money from the SEC that is paid from public funds as a reward for providing information to the SEC.

7.   **Representations and Promises**: As a material inducement to the Company to enter into this Agreement, I acknowledge and agree to each of the following material representations:

a.   **No Reliance on Representations Not in This Agreement**: I am not relying on any representations that are not contained in this Agreement.

b.   **No Assignment of Claims**: I have not assigned or given away any of the Claims I am releasing.

c.   **Representation That I Have Not Filed Any Claim and Agreement to Withdraw or Dismiss All Proceedings**: I represent that I have not filed any Claim against any of the Released Parties listed in Section 5.d. that has not previously been resolved to my satisfaction, and I am not aware of any lawsuit, complaint, charge, action, compliance review, investigation, or proceeding asserting any Claim that I have released. Nothing in this subsection requires me to disclose a complaint or information filed under seal with the Securities and Exchange Commission.

d.   **Cooperation**: I agree, both during and after the Transition Period, to (i) cooperate with the Company regarding the transition of my work responsibilities; (ii) cooperate with the Company and the Released Parties and their counsel and assist them in any litigation, proceeding, or dispute involving any of them with respect to matters that were within my knowledge or responsibility during my employment with the Company; and (iii) make myself available for questions relating to my services for and employment with the Company. I agree (i) to meet with the Company's representatives, its counsel, or other designees at mutually convenient times and places with respect to any items within the scope of this subsection; (ii) to provide truthful testimony to any court, agency, or other adjudicatory body; (iii) to notify the Company within three (3) business days if I am contacted by any adverse party or by any representative of an adverse party; and (iv) not to assist any adverse party or any adverse party's representatives, except as may be required by law, provided, however, that nothing in this subsection shall in any way limit my right and responsibility to give truthful testimony under

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oath or to interfere with my rights under Section 6 of this Agreement. The Company agrees that I will continue to be indemnified as a former officer and director in those matters relating to my decisions within the course and scope of my employment.

        e.   **Trade Secrets and Confidential Information**: I acknowledge that during my employment, I may have had access to trade secrets and confidential information about (i) the Company; (ii) its subsidiaries and affiliated entities; (iii) the customers and third parties of the entities listed in (i) and (ii) who provided information in confidence and may possess other proprietary rights; and (iv) the products, services, employees, customers, and methods of doing business, including but not limited to files, customer lists, pricing lists, financial information, technical data, marketing information and plans, legal issues, employee information, employee relations issues, employee complaints and/or grievances, information related to employee compensation, and business processes of the entities listed in (i) through (iii). I agree that I will not disclose any information relating to the trade secrets or confidential information of the entities listed in (i) through (iii) which has not already been disclosed to the general public, and I will not retain any copies, duplicates, reproductions, or excerpts of same. The Confidentiality Agreement and Assignment of Intellectual Property, attached hereto as Exhibit D, and any other written agreements I entered into with the Company pertaining to patents, confidential information, trade secrets, and the like shall remain in full force and effect and are incorporated into this Agreement.

        I will not be held liable, criminally or civilly, under any Federal or State trade secret law (including the federal Defend Trade Secrets Act of 2016) for disclosing a Company trade secret in confidence either directly or indirectly to a Federal, State, or local government official, or an attorney, for the sole purpose of reporting, or investigating, a suspected violation of law. Moreover, I may disclose Company trade secrets in a complaint or other document filed in a lawsuit or other proceeding if such filing is made under seal. Finally, if I decide not to sign this Agreement and thereby release all claims for retaliation, and instead file a lawsuit alleging retaliation by the Company for reporting a suspected violation of the law, I may disclose the Company trade secrets to my attorney(s) and use the trade secrets in the court proceeding, so long as any document containing the trade secrets is filed under seal and I do not otherwise disclose the trade secrets, except pursuant to court order.

        f.   **Nonsolicit and Noncompete**: In consideration of the benefits provided herein, I agree to abide by the restrictions set forth in (i) and (ii) below:

        (i)   For a period of eighteen (18) months following the last day of my Transition Period, I will not, without the prior written consent of the Company, directly or indirectly: (1) solicit or encourage any employee or consultant of the Company or any of its parent, subsidiary, or affiliated entities to terminate his/her employment or contractual relationship or accept any other employment; or (2) provide any information regarding any employee or consultant of the Company or of any of its parent, subsidiary, or affiliated entities, and any predecessor thereto, to any recruiter and prospective employer.

        (ii)   For the period of twenty (20) weeks following the end of my Transition Period during which I am receiving payment under this Agreement, I will not compete with the business of the Company or any of its parent, subsidiary, or affiliated entities, directly or

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indirectly, including without limitation managing, being employed by, controlling, or operating any competing business.

g.   **Remedies for Breach of Sections 7.e. and 7.f.**: In addition to any other remedies or relief that may be available, I agree that the minimum damages for each breach of Section 7.e. or 7.f. will be a liquidated sum equal to the attorneys' fees each Released Party incurs as a result of the breach, which is a reasonable estimate of the value of the time the Released Party is likely to have to spend seeking a remedy for the breach. I further agree that the Company would be irreparably harmed by any actual or threatened violation of this Agreement that involves disclosures or disclosure or use of confidential information or trade secrets or solicitation of employees, customers, or suppliers, and that the Company would be entitled to an injunction prohibiting me from committing any such violation.

h.   **False Claims Representations and Promises**: I have disclosed to the Company any information, including electronically stored information and documents, I have concerning any conduct involving the Company or any of its parent, subsidiary, or affiliated entities, that I have any reason to believe may be unlawful or that involves any false claims to the United States. I promise to cooperate fully in any investigation the Company or any affiliate undertakes into matters occurring during my employment with the Company or any affiliate. I understand that nothing in this Agreement prevents me from cooperating with any U.S. government investigation or prohibits me from reporting possible violations of federal law or regulation to any governmental agency or entity and I do not need the prior authorization of the Company to make such reports or disclosures and I am not required to notify the Company that I have made such reports or disclosures. In addition, to the fullest extent permitted by law, I hereby irrevocably assign to the U.S. government any right I might have to any proceeds or awards in connection with any false claims proceedings against the Company or any parent, subsidiary, or affiliated entity.

i.   **My Representations**: All of the representations I am making in this Agreement are true. If I initially did not think any representation I am making in this Agreement was true or if I initially was uncomfortable making it, I resolved all my doubts and concerns before signing this Agreement.

j.   **Non-Disparagement**: To the extent permitted by law, I agree that I will not provide information or make any statement to the "media" (or any representative of the media) regarding the Company or any Released Party that criticizes, denigrates, or otherwise disparages the Company or any other Released Party. The term "media" includes but is not limited to radio, television, film, internet, and social media such as Twitter and Facebook. I further agree that I will not make any written, oral or electronic statement, or cause anyone else to make any such statement, to anyone that criticizes, denigrates, or otherwise disparages the Company or any other Released Party, or that impairs the goodwill, reputation, or business of the Company or the Released Parties. This Section does not in any way interfere with my right and responsibility to give truthful testimony under oath or to any government agency.

k.   **Promise Not To Seek Employment**: I promise I will not apply for employment with the Company in the future in any position or capacity, and I will not be reemployed by the Company at any time after the Transition Period.

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8. **Arbitration of Disputes**: The Parties agree to resolve any disputes they may have with each other through final and binding arbitration before JAMS in Sacramento, California, pursuant to its employment dispute resolution rules. The parties will select an arbitrator by alternately striking from the full list of retired judges who are employment arbitrators provided by JAMS for Northern California, in the absence of mutual agreement on an arbitrator. The prevailing party is entitled to recover its attorneys' fees and costs. This agreement to arbitrate does not apply to government agency proceedings.

9. **Disputes**: The prevailing party in any dispute arising out of this Agreement will be entitled to recover from the other party all reasonable attorneys' fees and related costs and expenses incurred in the prosecution or defense of such dispute or claim.

10. **No Admission of Wrongdoing by Any Party**: This Agreement is not an admission of wrongdoing by the Company or any other Released Party, nor is it an admission of any wrongdoing by me.

11. **Binding on Heirs, Executors, Successors, and Assigns**: This Agreement will be binding upon me and upon the Company, and upon our respective heirs, executors, successors, and assigns.

12. **Governing Law, Jurisdiction, and Venue**: This Agreement will be governed by and construed according to federal law and the laws of the State of California applicable to contracts made and to be performed entirely within California. Exclusive jurisdiction and venue for any dispute, claim, or action related to this Agreement shall be in Sacramento County, California.

13. **Severability**: If an arbitrator, court or other binding legal authority finds that any provision in this Agreement is invalid, the invalidity will not affect other provisions or applications of the Agreement which can be given effect without the invalid provisions or applications.

14. **Entire Agreement**: This Agreement is the entire agreement relating to any Claims or future rights that I might have with respect to the Company and the Released Parties. This Agreement supersedes any prior agreements, understandings, obligations, or representations between the Parties, oral or otherwise, pertaining to the subject matter of this Agreement; all such prior agreements, understandings, obligations, or representations are null and void except the following shall remain in full force and effect, and I will continue to be bound by their terms: Confidentiality Agreement and Assignment of Intellectual Property Agreement; and the Company's benefits plans and policies on Business Conduct and Conflict of Interest. This Agreement only may be amended or terminated by a written agreement signed by me and by the Company's Chief Executive Officer on the Company's behalf.

15. **Knowing and Voluntary Agreement and Consideration of Release; Waiver of Rights under the Age Discrimination in Employment Act**: I acknowledge that, before signing this Agreement, I was given at least twenty-one (21) calendar days in which to consider this Agreement. I waive any right I might have to additional time within which to consider this Agreement. I further acknowledge that: (i) I took advantage of the time I was given to consider this Agreement before signing it; (ii) I carefully read this Agreement; (iii) I fully understand all of its terms; (iv) I am knowingly and voluntarily entering into this Agreement (i.e., free from fraud,

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duress, coercion, or mistake of fact); (v) I am receiving valuable consideration in exchange for my execution of this Agreement that I would not otherwise be entitled to receive; and (vi) the Company, in writing, encouraged me to discuss this Agreement with my attorney (at my own expense) before signing it, I had an adequate opportunity to do so, and I did so to the extent I deemed appropriate. I understand that I am not waiving any claim under the Age Discrimination in Employment Act of 1967 based upon any act that occurs (or failure to act that occurs) after the date this Agreement is signed by me (or the later date that this Agreement is re-executed by me).

16. **Right to Revoke Agreement**: After I sign this Agreement, I have seven (7) calendar days to revoke it by delivering or causing written notice to be delivered to the Company representative listed in Section 17 below. This Agreement is not effective or enforceable until the revocation period expires. If I revoke this Agreement, I will not receive any of the payments or benefits provided in this Agreement and the terms of this Agreement will not go into effect. (I will retain any right I otherwise have to COBRA benefits.)

17. **Notices**: I will send any notices or other written documents required by this Agreement to Mike Bunter, Senior Director, Human Resources, Aerojet Rocketdyne, Inc., 2001 Aerojet Road, Building 20-019, Rancho Cordova, CA 95742-6418 (or its then-current address listed in public records if it has moved from this address). The Company will send any notices or other written documents required by this Agreement to me at the address I have written below my signature on this Agreement.

18. **Effective Date**: This Agreement will become effective on the eighth (8th) day after the date that I sign it.

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Provided to Employee on December 13, 2016

AEROJET ROCKETDYNE

TO KATHY REDD: TAKE THIS AGREEMENT HOME, READ IT, AND CAREFULLY CONSIDER ALL OF ITS PROVISIONS BEFORE SIGNING IT. IT INCLUDES A RELEASE OF KNOWN AND UNKNOWN CLAIMS, AND ITS ARBITRATION-OF-CLAIMS REQUIREMENT WAIVES YOUR RIGHT TO A JURY TRIAL. IF YOU WISH, YOU SHOULD CONSULT YOUR ATTORNEY. YOU SHOULD TAKE ADVANTAGE OF THE FULL 21-DAY PERIOD YOU ARE BEING GIVEN TO CONSIDER THIS AGREEMENT.

YOU MAY REVOKE THIS AGREEMENT IF YOU REGRET HAVING SIGNED IT. TO DO SO, YOU MUST DELIVER A WRITTEN NOTICE OF REVOCATION TO MIKE BUNTER, HUMAN RESOURCES, AEROJET ROCKETDYNE, INC., BUILDING 20-019, SACRAMENTO, CALIFORNIA, NO LATER THAN THE END OF THE SEVENTH CALENDAR DAY AFTER THE DATE ON WHICH YOU SIGNED AS PROVIDED IN SECTION 17. IF YOU REVOKE THIS AGREEMENT, IT WILL NOT GO INTO EFFECT AND YOU WILL NOT RECEIVE ANY OF THE PAYMENTS AND BENEFITS DESCRIBED IN IT.

JANUARY 4, 2017 IS THE DEADLINE FOR YOU TO DELIVER A SIGNED COPY OF THIS AGREEMENT TO MIKE BUNTER AT THE ABOVE ADDRESS. IF YOU FAIL TO DO SO, YOU WILL NOT RECEIVE ANY OF THE PAYMENTS AND BENEFITS DESCRIBED IN IT.

ACCEPTED AND AGREED TO BY EMPLOYEE:	ACCEPTED AND AGREED TO BY THE COMPANY:
I have read, do understand and voluntarily agree to the provisions of this Agreement.	I have read, do understand and voluntarily agree to the provisions of this Agreement. I am authorized to sign this Agreement on behalf of the Company.
Kathleen E Redd Signature of Employee	Mike Bunter Signature of Company
Kathleen E. Redd Print Name of Employee	
Address:__________	Mike Bunter, Senior Director Human Resources
December 20, 2016 Date of Employee's Signature	Dec. 20, 2016 Date of Signature

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AEROJET ROCKETDYNE

Provided to Employee on December 13, 2016

RE-EXECUTION OF AGREEMENT BY CLOSE OF BUSINESS ON THE 21st DAY FOLLOWING THE TRANSITION PERIOD

TO KATHY REDD: YOU MUST RE-EXECUTE THIS AGREEMENT WITHIN 21 DAYS OF THE END OF THE TRANSITION PERIOD TO RECEIVE THE CONSIDERATION SET FORTH IN SECTION 3 THAT ONLY IS ONLY AWARDED IF YOU RE-EXECUTE THIS AGREEMENT. YOU MUST FILE YOUR RE-EXECUTED AGREEMENT WITH MIKE BUNTER AT THE ADDRESS SHOWN IN SECTION 17 BY THE CLOSE OF BUSINESS ON THE 21ST DAY FOLLOWING THE END OF THE TRANSITION PERIOD.

YOU MAY REVOKE YOUR RE-EXECUTION OF THIS AGREEMENT IF YOU REGRET HAVING RE-EXECUTED IT. YOU MUST DELIVER YOUR WRITTEN NOTICE OF REVOCATION TO MIKE BUNTER AT THE ADDRESS SHOWN IN SECTION 17 NO LATER THAN THE END OF THE SEVENTH CALENDAR DAY AFTER THE DATE ON WHICH YOU RE-EXECUTED THIS AGREEMENT. IF YOU REVOKE YOUR RE-EXECUTION, THE ORIGINAL AGREEMENT WILL REMAIN IN EFFECT, BUT YOU WILL NOT RECEIVE THE CONSIDERATION SET FORTH IN SECTION 3.

I, Kathy Redd, agree as follows:

1. I am not owed any compensation for work performed, including wages, other compensation, paid time off, vacation pay, benefits, bonuses, or business expenses.

2. I certify that I have returned to the Company all of its property of any kind. This includes, without limitation, (i) both the originals and all copies of electronic and printed records, reports, and documents, whether created by Me or others; (ii) all handwritten notes I took or maintain regarding meetings with any Company officer, employee, customer or prospect; (iii) computers, computer software, equipment, keys, badges, mobile or smartphones, telephones, personal digital devices, and memory devices; (iv) all documents and information belonging to or relating to the former officers for whom I worked; and (v) any other materials or personal property belonging to the Company that I had in my possession or control. I have cleared all expense accounts and have repaid everything that I owe the Company including, but not limited to, employee loans and all money I personally owe on any Company-provided credit cards or accounts (such as cell phone accounts).

Initials:
Redd: KR
Company: MB



3. My re-execution of this Agreement updates this Agreement to waive (i) any Claims against the Released Parties that might have accrued after I first executed this Agreement and (ii) any claims I might have under the Age Discrimination in Employment Act (ADEA) that might have accrued after I first executed this Agreement.

ACCEPTED AND AGREED TO BY EMPLOYEE:	ACCEPTED AND AGREED TO BY THE COMPANY:
I have read, do understand and voluntarily agree to the provisions of this Agreement. ____________________ Signature of Employee ____________________ Print Name of Employee Address:________________ ____________________ ____________________ Date of Employee's Signature	I have read, do understand and voluntarily agree to the provisions of this Agreement. I am authorized to sign this Agreement on behalf of the Company. ____________________ Signature of Company ____________________ Mike Bunter, Senior Director Human Resources ____________________ Date of Signature

Initials:
Redd: KER
Company: MB

Exhibit A

Appointments by Person

As Of 10/10/2016
Printed 10/10/2016 3:52:48PM

Business Entity Name	Type	Status
Redd, Kathleen E.		
Aerojet International, Inc.	Treasurer	Active
Aerojet International, Inc.	Chief Financial Officer	Active
Aerojet International, Inc.	Director	Active
Aerojet Rocketdyne Holdings, Inc.	Assistant Secretary	Active
Aerojet Rocketdyne Holdings, Inc.	Vice President	Active
Aerojet Rocketdyne Holdings, Inc.	Chief Financial Officer	Active
Aerojet Rocketdyne Holdings, Inc. Operations Disclosure Committee	Committee Member	Active
Aerojet Rocketdyne Operations Disclosure Committee	Committee Member	Active
Aerojet Rocketdyne, Inc.	Chief Financial Officer	Active
Aerojet Rocketdyne, Inc.	Vice President	Active
Aerojet Rocketdyne, Inc.	Director	Active
Benicia Holding II, Inc.	President	Active
Benicia Holding II, Inc.	Director	Active
Benicia Holding, Inc.	President	Active
Benicia Holding, Inc.	Director	Active
Chemical Construction Corporation	Director	Active Legally; Business Inactive
Cordova Chemical Company	Director	Active Legally; Business Inactive
Cordova Chemical Company of Michigan	Treasurer	Active Legally; Business Inactive
Cordova Chemical Company of Michigan	Controller	Active Legally; Business Inactive
Cordova Chemical Company of Michigan	Vice President	Active Legally; Business Inactive
Cordova Chemical Company of Michigan	Chief Financial Officer	Active Legally; Business Inactive
Cordova Chemical Company of Michigan	Director	Active Legally; Business Inactive
Easton Development Company, LLC	Secretary	Active
Easton Development Company, LLC	Chief Financial Officer	Active
Financial Disclosure Committee	Committee Member	Active
GDX Automotive SAS	Power of Attorney (has)	Active
GDX LLC	Director	Active
GDX LLC	Treasurer	Active
General Investment Funds Real Estate Holding Company	President	Active
General Investment Funds Real Estate Holding Company	Trustee	Active
GIFREHC Arizona Holding Company	President	Active
GIFREHC Arizona Holding Company	Director	Active
GIFREHC Missouri Holding Company	President	Active
GIFREHC Missouri Holding Company	Director	Active
GT & MC, Inc.	Controller	Active Legally; Business Inactive
GT & MC, Inc.	Vice President	Active Legally; Business Inactive

GEMS

Appointments by Person

As Of 10/10/2016
Printed 10/10/2016 3:52:48PM

	Business Entity Name	Type	Status
Redd, Kathleen E.			
	GT & MC, Inc	Director	Active Legally, Business Inactive
	Novadyne Energy Systems LLC	Treasurer	Active
	Novadyne Energy Systems LLC	Vice President	Active
	Novadyne Energy Systems LLC	Director	Active
	RKO General, Inc.	Controller	Active
	RKO General, Inc.	Treasurer	Active
	RKO General, Inc.	Director	Active
	Savings Plan Investment Committee	Committee Member	Active
	Snappon SA	Director (Administrateur)	Liquidated
	Snappon SA	Power of Attorney (has)	Liquidated
	TKD, Inc.	Director	Active Legally, Business Inactive

Exhibit B

Exhibit B

2013 – 2014 Equity Grants

Grant Date	Type	Vest Condition	Unvested
11/22/2013	Shares	Time	6,451
04/07/2014	Shares	Performance	41,927*
04/07/2014	Shares	Time	6,988

*Performance shares indicated above for 04/07/2014 will vest between 0 and 41,927 shares based on achievement per terms of grant

Exhibit C

Exhibit C

2015 - 2016 Equity Grants

Grant Date	Type	Amount	Price	
3/30/2015	Shares	33,876	-	
3/30/2015	Options	18,591	$	23.06
4/17/2015	Shares	2,710	-	
4/17/2015	Options	1,487	$	20.48
4/5/2016	Shares	54,383	-	
4/5/2016	SAR	28,219	$	15.98

Exhibit D



EMPLOYEE PROPRIETARY INFORMATION
AND INVENTIONS AGREEMENT

I recognize that **GenCorp Inc.**, an Ohio corporation, (the "Company") is engaged in a continuous program of research, development, design and production respecting its business, present and future.

I understand that as part of my employment by the Company ("Employment"), I am (or may be) expected to make new contributions and inventions of value to the Company. I further understand that my Employment by the Company creates in me a duty of trust and confidentiality to the Company with respect to any information (1) related, applicable or useful to the business of the Company, including the Company's anticipated research and development; or (2) resulting from tasks assigned to me by the Company; or (3) resulting from the use of equipment, supplies or facilities owned, leased or contracted for by the Company; or (4) related, applicable or useful to the business of any client or customer of the Company, which may be made known to me by the Company or by any client or customer of the Company, or learned by me during the period of my Employment.

As part of the consideration for my Employment or continued Employment, as the case may be, by the Company, and the compensation received by me from the Company from time to time, I hereby agree as follows:

1.   All Proprietary Information (as defined on Exhibit A hereto) and Inventions (as defined on Exhibit A hereto) shall be the sole property of the Company and its assigns, and the Company and its assigns shall be the sole owner of all patents, trademarks, service marks and copyrights, and other rights (collectively referred to herein as "Rights") pertaining to Proprietary Information and Inventions. I hereby assign to the Company any rights I may have or acquire in Proprietary Information or Inventions or Rights pertaining to the Proprietary Information or Inventions. I further agree as to all Proprietary Information or Inventions to assist the Company or any person designated by it in every proper way (but at the Company's expense) to obtain and from time to time enforce Rights relating to said Proprietary Information or Inventions in any and all countries. I will execute all documents for use in applying for, obtaining and enforcing such Rights on such Proprietary Information or Inventions as the Company may desire, together with any assumptions thereof to the Company or persons designated by it. My obligation to assist the Company or persons designated by it in obtaining and enforcing Rights relating to Proprietary Information or Inventions shall continue beyond the cessation of my Employment ("Cessation of my Employment"), but the Company shall compensate me at the reasonable rate after the Cessation of my Employment for time actually spent by me upon the Company's request for such assistance. In the event the Company is unable, after reasonable effort, to secure my signature on any document or documents needed to apply for or enforce any Right relating to Proprietary Information or to an Invention, whether because of my physical or mental incapacity or for any other reason whatsoever, I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agents and attorneys-in-fact to act for and in my behalf and stead in the execution and filing of any such application and in furthering the application for an enforcement of Rights with same legal force and effect as if such acts were performed by me. I hereby acknowledge that all original works of authorship which are made by me (solely or jointly with others) within the scope of my Employment and which are protectable by copyright are "works for hire" as that term is defined in the United States Copyright Act (17 USCA, Section 101).

2.   I will promptly disclose to the Company, and the Company hereby agrees to receive such disclosures in confidence, all discoveries, developments, designs, improvements, inventions, formulas, software programs, processes, techniques, know-how, negative know-how and data, whether or not patentable or registrable under patent, copyright or similar statutes or reduced to practice, made or conceived or reduced to practice or learned by me, either alone or jointly with others during the period of my Employment, for the purpose of permitting the Company to determine whether they constitute Inventions. In order to facilitate the complete and accurate disclosures described above, I agree to maintain complete written records of all Inventions, and of all work, study and investigation done by me during my Employment, which records shall be the property of the Company.

3.   At all times, both during my Employment and after Cessation of my Employment, whether the cessation is voluntary or involuntary, for any reasons or no reason, or by disability, I will keep in strictest confidence and trust all Proprietary Information, and I will not disclose, use or induce or assist in the use or disclosure of any Proprietary Information or Rights pertaining to Proprietary Information, or anything related thereto, without the prior express written consent of the Company, except as may be necessary in the ordinary course of performing my duties as an employee of the Company. I recognize that the Company has received and in the future will receive from third parties their confidential or proprietary information subject to a duty on the Company's part to maintain the confidentiality of such information and to use it only for certain limited purposes. I agree that I owe the Company and such third parties, during my Employment and thereafter, a duty to hold all such confidential or proprietary information in the strictest confidence, and I will not disclose, use or induce or assist in the use or disclosure of any such confidential or proprietary information without the express written consent of the Company, except as may be necessary in the ordinary course of performing my duties as an employee of the Company consistent with the Company's agreement with such third party.

4.   During my Employment, I will not directly or indirectly engage in any activity which the Company determines in good faith to be in competition with the Company. During my Employment and for a period of two (2) years after the Cessation of my Employment, I will not, either directly or indirectly, either alone or in concert with others, solicit or entice any employee of or consultant to the Company to leave the Company or work for anyone in competition with the Company. Furthermore, because solicitation of customers or suppliers would necessarily involve the use or disclosure of Proprietary Information, I agree that after the Cessation of my Employment, I will not solicit, entice or in any way divert or attempt to solicit, entice or divert any past or present customer or supplier to do business with any person or entity in competition with the Company. During my Employment, I agree not to plan or otherwise take any preliminary steps, either alone or in concert with others, to set up or engage in any business enterprise that would be in competition with the Company. In the event of the Cessation of my Employment, I will not accept any employment or engage in any activities which the Company shall determine in good faith to be competitive with the Company, if the loyal and complete fulfillment of the duties of the competitive employment or activities would inherently call upon me to reveal Proprietary Information to which I have access or learned during my Employment.

5.   In the event of the Cessation of my Employment, I will deliver to the Company the original and all copies of all devices, records, sketches, reports, data, proposals, files, customer lists, mailing or contact lists, correspondence, equipment, documents, notes, drawings, manuals, photographs, specifications, research, computer programs, software and other files, tape or other electronic recordings, and other materials or property of any nature belonging to the Company or relating to the Company's business, and I will not take with me, or allow any third party to take, any of the foregoing or any reproduction of any of the foregoing.

6.   Any provision in this Agreement requiring me to assign my rights in any Invention shall not apply to an invention that qualifies fully under the provisions of Section 2870 of the California Labor Code, the terms of which have been set forth on Exhibit A to this Agreement. I understand that I bear the full burden of proving to

the Company that an invention qualifies fully under Section 2870. By signing this Agreement, I acknowledge receipt of a copy of this Agreement and of written notification of the provisions of Section 2870. Notwithstanding the foregoing, I also assign to the Company (or as directed by it) any rights I may have or acquire in any Invention, full title to which is required to be in the United States by a contract between the Company and the United States or any of its agencies.

7. As a matter of record I have listed in Item 1 of Exhibit B attached hereto all inventions or improvements relevant to the subject matter of my Employment which have been made or conceived of or first reduced to practice by me alone or jointly with others prior to my Employment and which I desire to remove from the operation of this Agreement. I represent and warrant that such list is complete except as to inventions or improvements made or conceived of or first reduced to practice by me alone or jointly with others while employed by GenCorp Inc.. If there is no such list in Item 1 of Exhibit B, I represent that I have made no such inventions or improvements prior to my Employment other than inventions or improvements which were made or conceived of or first reduced to practice by me alone or jointly with others while employed by GenCorp Inc..

8. I represent that my performance of all the terms of this Agreement and as an employee of the Company does not and will not breach any agreement to keep in confidence proprietary information acquired by me in confidence or in trust prior to my Employment. I have not entered into, and I agree that I will not enter into, any agreement, either written or oral, in conflict herewith.

9. I represent and warrant to and covenant with the Company that I have not brought and will not bring with me to the Company or use in my Employment any materials or documents of a former employer (which terms, for purposes of this Paragraph 9, shall also include persons, firms, corporations and other entities for which I have acted as an independent contractor or consultant) that are not generally available to the public, unless I have obtained express written authorization from any such former employer for their possession and use provided that no such prior written authorization shall be required if such former employer is GenCorp Inc.. The materials or documents of a former employer, other than GenCorp Inc. that are not generally available to the public that I will bring to the Company for use in my Employment are identified in Item 2 of Exhibit B attached hereto, and as to each such item, I represent and warrant that I have obtained prior to the effective date of my Employment express written authorization for their possession and use in my service to the Company. I also understand that, in my service to the Company, I am not to breach any obligation of confidentiality that I have to former employers, and I have fulfilled all such obligations during my Employment.

10. I acknowledge that irreparable injury will result to the Company from my violation or continued violation of the terms of this Agreement and I expressly agree that the Company shall be entitled, in addition to damages and any other remedies provided by law, to an injunction or other equitable remedy respecting such violation or continued violation by me.

11. The terms and conditions of this Agreement shall apply to any period, if any, during which I perform services for the Company as a consultant or independent contractor, as well as any time during which I am employed directly by the Company. Upon the Cessation of my Employment, I agree to sign and deliver the "Termination Certificate" attached hereto as Exhibit C. My failure to sign such Termination Certificate, however, shall not affect my obligations under this Agreement.

12. This Agreement shall be governed by and construed under and according to the internal substantive laws, and not the laws of conflicts, of the State of California. If any provision of this Agreement shall be determined by any court of competent jurisdiction to be unenforceable or otherwise invalid as written, the same shall be enforced and validated to the extent permitted by law. All provisions of this Agreement are severable, and the enforceability or invalidity of any single provision in this Agreement shall not affect the remaining provisions. Nothing in this Agreement shall obligate the Company to continue to retain me as an employee. I understand that

this means that the Company has and will continue to have the absolute and unconditional right to terminate my Employment for any reason or no reason, with or without cause or prior notice. No implied waiver by the Company of any provision within this Agreement shall arise in the absence of a waiver in writing signed by the Company and no waiver by the Company with respect to a specific circumstance, event or occasion shall be construed as a continuing waiver as to similar circumstances, events or occasions. This Agreement contains the sole and entire agreement and understanding between the Company and myself with respect to the subject matter hereof, and supersedes and replaces any prior agreements to the extent any such agreement is inconsistent herewith. This Agreement can be amended, modified, released or changed in whole or in part only by a written agreement executed by the Company and myself. This Agreement shall be binding upon me, my heirs, executors, assigns, and administrators, and shall inure to the benefit of the Company and its successors or assigns.

13. I have read all of this Agreement and understand it completely, and by my signature below I represent that this Agreement is the only statement made by or on behalf of the Company upon which I have relied in signing this Agreement.

14. This Agreement shall be effective as of the first day of my being retained to render services to the Company, namely:__________________________

Employee:

Kathleen E. Redd

Signature of Employee

July 16, 2002

Date

GENCORP INC.

Renay Mills

Signature of Authorized Company Representative

8-1-02

Date

HR Admin

Title

EXHIBIT A

"Proprietary Information" defined:

For purposes of this Agreement, "Proprietary Information" shall mean information generally unavailable to the public that has been created, discovered, developed or otherwise become known to the Company or in which property rights have been assigned or otherwise conveyed to the Company, which information has material economic value or potential material economic value to the business in which the Company is or will be engaged. Proprietary Information shall include, but not be limited to: trade secrets, processes, formulas, data, know-how, negative know-how, improvements, discoveries, developments, designs, inventions, techniques, technical data, customer and supplier lists and information, marketing, merchandising and other selling information, programs, any modifications or enhancements to any of the above, and information (whether or not necessarily in writing) which has actual or potential economic value to the Company.

"Inventions" defined:

For purposes of this Agreement, "Inventions" shall mean all discoveries, developments, designs, improvements, inventions, formulas, software programs, processes, techniques, know-how, negative know-how, and data, whether or not patentable or registrable under patent, copyright or similar statutes or reduced to practice, that are related to or useful in the business or future business of the Company or result from use of the premises or other property owned, leased or contracted for by the Company. Without limiting the generality of the foregoing, Inventions shall also include any thing that derives actual or potential economic value from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use.

California Labor Code Section 2870:

(a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to any invention that the employee developed entirely on his or her own time without using the employer's equipment, supplies, facilities or trade secret information except for those inventions that either:

(1) Relate at the time of conception or reduction to practice of the invention to the employer's business, or actual or demonstrably anticipated research or development of the employer; or

(2) Result from any work performed by the employee for the employer.

(b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.

EXHIBIT B

Item 1: The following is a complete list of all inventions or improvements relevant to the subject matter of my employment by the Company that have been made or conceived of or first reduced to practice by me alone or jointly with others prior to my Employment by the Company, except for inventions or improvements which were made or conceived of or first reduced to practice by me alone or jointly with others while employed by GenCorp Inc.:

Item 2: The following is a complete list of all materials and documents of a former employer, other than GenCorp Inc., that are not generally available to the public that I will bring or have brought to the Company or have used or will use in my Employment: